March 21, 2007	Carin M. Kutcipal 720-406-5362 cmkutcipal@hhlaw.com

VIA EDGAR, FAX AND UNITED PARCEL SERVICE

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Jim B. Rosenberg
Division of Corporate Finance

Re:	Array BioPharma Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 1, 2006
File No. 001-16633

Ladies and Gentlemen:

On behalf of Array BioPharma Inc. (the “Company”), we are responding to the comment of the staff of the Securities and Exchange Commission (the “Staff”) communicated in a telephone conference with Ms. Tabitha Akins on March 20, 2007 regarding the above-captioned annual report on Form 10-K for the Company’s fiscal year ended June 30, 2006 filed on September 1, 2006 (the “Form 10-K”). This comment follows the letter dated March 2, 2007 sent on behalf of the Company (the “Company Letter”) responding to comments from the Staff transmitted to Mr. R. Michael Carruthers in a letter dated February 27, 2007.

On behalf of the Company, we confirm that the Company will include disclosure in future reports it files with the SEC quantifying the expected period of the applicable research program, and whether there has been any change to such period, for each material revenue arrangement for which the Company records license and other up-front fees, as discussed in the response to the Staff’s comment no. 1 set forth in the Company Letter. The Company will include this disclosure in applicable filings under the caption “Critical Accounting Policies” and in the Revenue Recognition footnote to its financial statements.

Please do not hesitate to call the undersigned at (720) 406-5362 if you have further comments or if you require any additional information.

Sincerely,

/s/ Carin M. Kutcipal

Carin M. Kutcipal

Enclosure

cc:	R. Michael Carruthers
Gil J. Van Lunsen
Jarold B. Mittleider